Exhibit 12.1

Frank’s International N.V.

Ratio of Earnings to Fixed Charges

	Years Ended December 31,										Six Months Ended June 30,
	2014		2013		2012		2011		2010		2015
Earnings:
Income from continuing operations before income taxes	$304,724		$346,922		$376,127		$183,085		$126,253		$97,145
Plus: Fixed charges	6,455		6,345		4,589		5,017		4,036		3,461

Total earnings available for fixed charges	$311,179		$353,267		$380,716		$188,102		$130,289		$100,606

Fixed charges:
Interest expense and amortization of deferred financing costs	$706		$1,471		$808		$1,549		$2,316		$272
Interest component of rental expense	5,749		4,874		3,781		3,468		1,720		3,189

Total fixed charges	$6,455		$6,345		$4,589		$5,017		$4,036		$3,461

Ratio of Earnings to Fixed Charges	48.2	x	55.7	x	83.0	x	37.5	x	32.3	x	29.1	x

The ratios were computed by dividing earnings by fixed charges. For this purpose, earnings include income from continuing operations before income taxes, adjusted for fixed charges to the extent they affect current year earnings. Fixed charges include interest expensed, amortization of capitalized expenses related to indebtedness and estimates of interest within rental expenses.